SUB-ITEM 77D: Policies With Respect to Security Investments

Salient Tactical Muni & Credit Fund

Effective August 2, 2017, the “Principal Investment Strategies” of the Salient Tactical Muni & Credit Fund (the “Fund”) were revised to reflect that the Fund seeks to take advantage of relative value, cross-over trading opportunities and market anomalies and inefficiencies across a wide array of the credit markets. These changes are further described in the supplement to the Fund’s prospectus as filed with the SEC via EDGAR on August 2, 2017 on Form 497 under the 1933 Act (Accession No. 0001193125-17-245402). Such descriptions are incorporated herein by reference.